Exhibit 99.1

São Paulo, September 06, 2023

To:

THE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)

Rua Sete de Setembro, 111

Centro, Rio de Janeiro, RJ

Corporate Relations Department (SEP)

Attn.: Company Monitoring Division 2 (Gerência de Acompanhamento de Empresas 2 - GEA-2)

With copy to:

B3 S.A. – Brasil, Bolsa, Balcão

Balcão B3

Praça Antônio Prado, nº 48, 2º Andar

01010-901 – São Paulo – SP

Attn.: Issuers Listing and Supervision Department

Ref.: Response to clarification request - News published in the media.

Dear Sirs,

JBS S.A., a publicly held company, registered under category “A” with the Brazilian Securities and Exchange Commission (“CVM”), under No. 20,575, currently in operational phase and with headquarters in the City of São Paulo, State of São Paulo, at Avenida Marginal Direita do Tietê 500, 3º andar, bloco I, Bairro Vila Jaguara, CEP 05118-100, enrolled under Corporate Taxpayer ID of the Ministry of Finance (“CNPJ/MF”) number 02.916.265/0001-60 and with its articles of incorporation duly filed with the Board of Trade of the State of São Paulo (“JUCESP”) under NIRE 3530033058-7 (“JBS”) hereby respectfully provides the clarifications requested through the Official Letter 261/2023/CVM/SEP/GEA-2, dated September 5, 2023 (“Official Letter”) regarding the news article published in the Valor Econômico newspaper on September 5, 2023, entitled “JBS will issue US$1 billion in debt securities abroad, according to sources”, whose entire content is available in the Official Letter attached to this response letter (“Annex I”).

It should be clarified, initially, that the content of the article has a certain likelihood with the reality of the facts, given that on September 5, 2023 (yesterday), the board of directors of JBS approved the issuance of notes maturing up to 2053, in the total amount of up to US$3,000,000,000.00 (three billion US dollars) (“Notes”) to be issued by certain subsidiaries outside of Brazil, which are aimed at private distribution in the international market, exclusively to qualified institutional investors, resident and domiciled in the United States of America, based on the regulation issued by the Securities and Exchange Commission, specifically Rule 144A and, in the other countries, except for Brazil and the United States of America, based on Regulation S.

Therefore, it should also be clarified that, pursuant to provisions of CVM Resolution 80, of March 29, 2022, and currently in force, JBS made available, on September 5, 2023, after the closing of the financial markets, the extract of the minutes of the board meeting held on the same day through an electronic system available CVM’s website.

Notwithstanding, on September 5, 2023 (yesterday), JBS also released a Notice to the Market announcing the pricing of the Notes, a procedure that was held on the same date, in line with the practice carried out by JBS for this type of transaction, that is, in line with the disclosures made for all the Company’s latest issues of similar nature.

JBS would also like to clarify that: (i) it is not aware of how the press had access or knowledge of the content of referred news article, which should be noted that it was not correct; and (ii) understands that the issuance of the Notes is not considered a material act or fact, pursuant to article 2 of CVM Resolution 44, of August 23, 2021, currently in force, considering that (a) it regularly accesses the international capital markets to issue transactions similar to these; and (b) the allocation of proceeds arising from the issuance of the Notes will be used to pay certain short-term debts and for other corporate purposes, which will allow JBS to extend its average debt term, reduce its average cost of debt, increase its liquidity and gain greater financial flexibility. Therefore, we understand that this should not affect the trading prices of JBS’ securities, or any investment decision made by its investors. Furthermore, the issuance of Notes does not classify as any of the situations listed as examples in the aforementioned resolution.

In view of the above, JBS understands that the Company and its officers, directors, controlling shareholders, and other members of its management team acted in strict compliance with the rules issued by the CVM, having made all the necessary disclosures, always in a timely manner, which is why the Company requests that no warnings or penalties, based on the facts mentioned in the Official Letter, should be applied to its officers, directors, controlling shareholders, or any other members of its management team.

We are available for any further clarifications that may be necessary and, having replied to the current request, we renew our vows of respect.

JBS S.A.

/s/ Guilherme Perboyre Cavalcanti
Name: Guilherme Perboyre Cavalcanti
Position: Investor Relations Officer

Exhibit I
Copy of the Official Letter

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM

Rua Sete de Setembro, 111/2-5º e 23-34º andares, Centro, Rio de Janeiro/RJ – CEP: 20050-901 – Brazil - Phone.: (21) 3554-8686
Rua Cincinato Braga, 340/2º, 3º e 4º Andares, Bela Vista, São Paulo/ SP – CEP: 01333-010 – Brazil - Phone.: (11) 2146-2000

SCN Q.02 – Bl. A – Ed. Corporate Financial Center, S.404/4º Andar, Brasília/DF – CEP: 70712-900 – Brazil -Phone.: (61) 3327-2030/2031
www.cvm.gov.br

Official Letter 261/2023/CVM/SEP/GEA-2

Rio de Janeiro, September 05, 2023.

To Mr.

Guilherme Perboyre Cavalcanti

Investor Relations Officer of JBS S.A

Telephone: (11) 3144-4224

Email: ri@jbs.com.br

C/O: Issuers Listing and Supervision Department of B3 S.A. – Brasil, Bolsa, Balcão

Emails: emissores@b3.com.br; ana.pereira@b3.com.br; ana.zane@b3.com.br

Subject: Request for clarification - News published in the media.

Dear Sir,

1. In reference to the news article published in the Valor Econômico newspaper on September 5, 2023, entitled “JBS will issue US$1 billion in debt securities abroad, according to sources”, with the following content:

JBS will issue US$1 billion in debt securities abroad, according to sources.

It is the second company, this week, that tests the appetite of foreign investors.

JBS, the food giant, is preparing to issue $1 billion in debt securities abroad, according to sources. The offering is expected to be made in two series, with maturities of 10 and 30 years. According to Valor, the demand for these securities is strong and the final volume may be higher.

JBS is the second company, this week, that tests the appetite of foreign investors. Minerva, a company from the same industry, is also seeking to raise US$ 1 billion. Pricing should take place this week.

According to sources, more launchings are expected in September, taking advantage of the stable perspective for Treasuries, even if at higher levels and with lower spreads, as currently seen.

The offering by JBS will be executed by BofA, Bradesco BBI, Citi, BTG, Mizuho, Santander and BBVA.

2. Concerning the content of the news article, highlighted above, we hereby request that you state whether the information contained in said news article is true, and if so, we request that you provide additional clarification on the matter and state the reasons why you did not believe this was not a Material Fact, pursuant to CVM Resolution 44/21.

3. The clarification must include a copy of this Official Letter and be forwarded through the Empresas.NET System, under the “Comunicado ao Mercado” category, type “Esclarecimentos sobre questionamentos da CVM/B3”. Compliance with this request for clarification through a Notice to the Market does not exempt the Company from the responsibility for the untimely disclosure of a Material Fact, pursuant to CVM Resolution 44/21.

4. It is worth noting that according to article 3 of CVM Resolution 44/21, the Investor Relations Officer is responsible for disclosing and informing the CVM and, if applicable, the stock exchange and the organized over-the-counter market entity where the Company’s securities are traded, of any material act or fact occurred or related to its business, as well as for ensuring its wide and immediate dissemination, simultaneously in all the markets in which such securities are traded.

5. We would also like to remind the Company that it is obliged to question management, the controlling shareholders, as well as all other persons with access to material acts or facts, to ascertain whether they are aware of any information that must be disclosed to the market, as set down in the sole paragraph of article 4 of CVM Resolution 44/21.

6. Pursuant to the sole paragraph of article 6 of CVM Resolution 44/21, it is the charge of controlling shareholders or management of publicly-held companies to – directly or represented by the Investor Relations Officer – immediately disclose any pending material act or fact to the market in the event of the information is out of the Company’s control, or if there is atypical fluctuation in the price or traded amount of securities issued by publicly-held companies, or referenced thereto. Therefore, if any relevant information is leaked (i.e. it has been disclosed by the press), a Material Fact must be disclosed to the market no matter if said information arises or not from clarification provided by the Company’s representatives.

7. We also highlight that article 8 of CVM Resolution 44/21 establishes that the controlling shareholders, executive officers, members of the board of directors, the fiscal council, and any other bodies with technical or advisory roles installed under statutory provisions, as well as company employees, are required to maintain confidentiality of information on material acts or facts of which they have insider knowledge in connection with the position they hold at the Company until these acts or facts are disclosed to the market, as well as to ensure that their subordinates and third parties in whom they trust will also maintain the confidentiality of said acts or facts, willfully accepting the consequences for non-compliance.

8. As determined by the Corporate Relations Department, we inform you that, in the exercise of its legal duties, said administrative authority, pursuant to item II of article 9 of Law 6,385/76, and articles 7 and 8 of CVM Resolution 47/21, will impose a punitive fine of R$1,000.00 (one thousand reals) on the Company, due to non-compliance with the required regulations, without prejudice to other administrative sanctions, by September 6, 2023.

Sincerely,

Document electronically signed by Fernando D’Ambros Lucchesi, Inspector, on May 9, 2023, at 4:20 p.m., pursuant to article 6 of Decree 8,539 of October 8, 2015.
This document was electronically signed by Guilherme Rocha Lopes, Manager, on May 9, 2023, at 4:22 p.m., pursuant to article 6 of Decree 8,539 of October 8, 2015.

The authenticity of this document can be checked at https://super.cvm.gov.br/conferir_autenticidade entering “código verificador” 1874618 and “código CRC” FC8DD0D9.

This document’s authenticity can be verified by accessing https://super.cvm.gov.br/conferir_autenticidade, and typing the “Código Verificador” 1874618 and the “Código CRC” FC8DD0D9.

Reference: Process No. 19957.011990/2023-35

SEI Document No. 1874618

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